CUSIP NUMBER83568G104 SEC FILE NUMBER000-23791 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING Commission File Number 000-23791
(Check one):	☒Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
Form N-CSR
	For Period Ended:		December 31, 2009

 Transition Report on Form 10-K
 Transition Report on Form 20-F
 Transition Report on Form 11-K
 Transition Report on Form 10-Q
 Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not Applicable

PART I — REGISTRANT INFORMATION

SonoSite, Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable

21919 30th Drive SE
Address of Principal Executive Office (Street and Number)

Bothell, Washington 98021-3904
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SonoSite, Inc. (the “Registrant”) files this report for a 15-day extension, from March 16 to March 31, 2010, for filing its Annual Report on Form 10-K for the period ended December 31, 2009 (“Form 10-K”). The Registrant will not be in position to file its Form 10-K by March 16, 2010 without unreasonable effort or expense because the Registrant has been delayed in finalizing its income tax accounts. Resolution of these matters is necessary for the completion of the consolidated balance sheets of the Registrant and its subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, cash flows, and shareholders’ equity and comprehensive income for each of the years in the three-year period ended December 31, 2009, both of which must be included in the Form 10-K (the “Consolidated Financial Statements”). The Registrant anticipates that it will be able to file its Form 10-K by March 31, 2010.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Michael J. Schuh	425	951-1200
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes    ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐Yes			☒No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, including statements relating to the Registrant’s expectation that it will file its Form 10-K on or before March 31, 2010. These forward-looking statements involve a number of risks and uncertainties, including uncertainties related to the completion of the Registrant’s financial statements. These and other factors could cause the Registrant’s actual results to differ materially from what it projects in its forward-looking statements. For more information regarding other potential risks and uncertainties, see the “Factors That May Affect Future Results” section of the Registrant’s most recent periodic reports on Form 10-Q for the quarter ended September 30, 2009 and Form 10-K for the year ended December 31, 2008, which are on file with the Securities and Exchange Commission.

SONOSITE, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 16, 2010	By:	/s/ Michael J. Schuh
		Name:	Michael J. Schuh
		Title	Vice President and Chief Financial Officer